Exhibit 99.1

Philip Brewer, President and CEO of Textainer Group Holdings Limited retires and Olivier Ghesquiere promoted to President and CEO of TGH

HAMILTON, Bermuda, August 13, 2018 — Textainer Group Holdings Limited (“TGH”, “Textainer” and the “Company”) one of the world’s largest lessors of intermodal containers, today announced that after 22 years of dedicated service to Textainer, Philip K. Brewer, the Company’s President and Chief Executive Officer, has retired.

As part of the succession planning process, the Board of Directors of TGH is pleased to announce that it has appointed Olivier Ghesquiere, currently Executive Vice President - Leasing, to be the President and CEO of TGH effective Monday, August 13, 2018.   Mr. Ghesquiere will also be appointed to the Company’s Board of Directors as a Class II director.

Mr. Brewer has served as Textainer’s President and CEO since September 2011.  He joined Textainer in 1996 and held positions responsible for finance, risk management and resale prior to his tenure as CEO.

Mr. Ghesquiere joined Textainer in December 2015 as Senior Vice President for Sales and Marketing and was promoted to Executive Vice President-Leasing in January 2017.  He previously worked at Groupe Ermewa S.A. as Chief Executive Officer where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. Prior to Groupe Ermewa S.A., he was the Managing Director for Eurotainer S.A. where he developed their tank container business and served as vice chairman and chairman of the International Tank Container Organization (ITCO) leasing committee.

Hyman Shwiel, Chairman of TGH, commented, “The Board of Directors and Textainer’s employees thank Mr. Brewer for his many years of dedicated service and leadership to the Company, during which time Textainer has grown to be one of the largest lessors of intermodal containers.  We wish him the best of luck in his well-deserved retirement and will always consider him a valuable member of the Textainer family.   Mr. Ghesquiere has been a part of the Textainer Executive Management Team for the last two years and has proven to be a talented leader. The Board of Directors is confident in his successful transition to President and CEO.”

Mr. Brewer stated “I have had the enormous privilege of working at Textainer for 22 years, seven of which were as President and CEO.  During that time, I have been honored to work with the industry’s most dedicated group of professionals focused on serving our more than 300 shipping line customers located around the world.  Given Textainer’s improving financial performance, strong financial position and a customer base which is increasingly relying on container lessors for support, I believe the time is right for Textainer to move forward with a new CEO.  Mr. Ghesquiere’s more than 25 years of equipment leasing industry experience working in both Asia and Europe make him uniquely qualified to lead Textainer in the years ahead.”

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.4 million TEU in our owned and managed fleet. We lease containers to approximately 300 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and more than 500 independent depots worldwide.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###